Exhibit 99.1

Aurora Cannabis Announces Fiscal 2025 Second Quarter Results

NASDAQ | TSX: ACB

  Record Adjusted EBITDA1 of $10.1 Million, a YoY increase of 210%
  Quarterly Net Revenue1 up 29% YoY to $81.1 Million, with 41% growth in Global Medical Cannabis
  Re-Affirms Target of Positive Free Cash Flow1 in the Quarter Ending December 31, 2024
  Maintains Strong Balance Sheet with ~$152 Million of Cash and a Debt-Free Cannabis Business2

EDMONTON, AB, Nov. 6, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the second quarter fiscal 2025.

"Our strong quarterly results demonstrate Aurora's leadership in global medical cannabis and ability to capitalize on opportunities within rapidly growing markets such as Australia, Germany, Poland, and the UK. International revenue increased 93% to $35 million, exceeding Canadian Medical revenue for the first time, and contributing 57% to total global medical cannabis revenue. The Bevo plant propagation segment also grew a robust 21% during its seasonally lowest quarter, proving the efficacy of our diversified operating model," said Chairman and Chief Executive Officer Miguel Martin.

"With two quarters remaining in the fiscal year, we are proud to have delivered record adjusted EBITDA1 and believe fiscal 2025 is anchored by our commitment to strategic growth, operational excellence, and the continued strength of our balance sheet," Mr. Martin concluded.

[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2] Aurora's only remaining debt is non-recourse debt of $57.5 million relating to Bevo Farms Ltd as detailed in the FY2025 Q2 Financial Statements.

Second Quarter 2025 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q2 2025, Q1 2025, and Q2 2024 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $81.1 million, as compared to $63.1 million in the prior year period. The 29% increase from the prior period was mainly due to 41% growth in our global medical cannabis business and 21% growth in our plant propagation business, slightly offset by lower quarterly revenue in our consumer cannabis business.

Consolidated adjusted gross margin before fair value adjustments1 was 54% in Q2 2025 and 51% in the prior year quarter. Adjusted gross profit before FV adjustments1 was $42.6 million in Q2 2025 vs $32.0 million in the prior year quarter, an increase of 33%.

Medical Cannabis:
Medical cannabis net revenue1 was $61.3 million, a 41% increase from the prior year quarter, delivering 76% of Aurora's Q2 2025 consolidated net revenue1 and 98% of adjusted gross profit before fair value adjustments1.

The increase in net revenue1 of $17.8 million was primarily due to higher sales to Australia, Germany, Poland, and the UK, and stabilized sales in Canada.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue reached 68% for the three months ended September 30, 2024, compared to 63% in the prior year quarter. The adjusted gross margins before fair value adjustments improved through sustainable cost reductions, higher selling prices in Australia, and improved efficiency in production operations, including sourcing for Europe from Canada.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $10.4 million, a 13% decrease compared to $12 million in the prior year quarter. The decrease was due to our decision to prioritize the supply of our GMP manufactured products to our high margin international business rather than the consumer business, which offers lower margins.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 14%, decreasing from 27% compared to the prior year quarter. The decrease from the prior year comparative quarter is largely due to higher fixed overhead costs allocated to the consumer channel as a result of lower volumes manufactured for products sold by the channel. The Company strategically decided to allocate less internally produced cannabis for the consumer channel in favor of increasing its overall cannabis allocation for both its domestic and international medical channels.

Plant Propagation:
Plant propagation net revenue1 was wholly comprised of the Bevo business, and contributed $8.6 million of net revenue1, a 21% increase compared to $7.2 million in the prior year quarter. The increase was a result of organic growth and increased product offerings, both arising from increased capacity.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 19% for Q2 2025 and 22% for the prior year quarter. The fluctuations in the plant propagation adjusted gross margin before fair value adjustments is due to the seasonal timing of lower margin product revenue and ramp up of the orchid business.

Selling, General and Administrative ("SG&A"):
Adjusted SG&A1 was $31.7 million in Q2 2025, which excludes $4.0 million of business transformation costs. The increase compared to the three months ended September 30, 2023 relates to higher freight and logistics costs, notably from sales to Europe with the increase in sourcing from Canada and incremental costs following the acquisition of MedReleaf Australia.

Net Income (Loss):
Net income from continuing operations for the three months ended September 30, 2024 was $1.7 million compared to net income of $0.4 million for the prior year period. The increase in net income of $1.2 million compared to the three months ended September 30, 2023 primarily relates to a decrease in other income of $8.4 million and decrease of operating expenses of $0.7 million, offset by an increase in gross profit of $7.8 million.

Adjusted EBITDA:
Adjusted EBITDA1 increased 210% to $10.1 million for the three months ended September 30, 2024 compared to $3.3 million for the prior year quarter.

Fiscal Q3 2025 Expectations:
In Q3 2025, we expect to see continued strong net revenue1 and adjusted gross margins1 across our global medical cannabis business, supported by net revenue1 growth in Europe and Australia.

For plant propagation, we expect to see seasonally reduced net revenues1 and adjusted gross profit1 that will be in line with historical seasonal trends as 25% – 35% of revenues are normally earned in the second half of a calendar year.

Positive adjusted EBITDA1 is expected to continue, while free cash flow1 is projected to be positive due to strong net revenue1 and continued spend discipline, resulting in strong adjusted gross margins.

Key Quarterly Financial Results

($ thousands, except Operational Results)	Three months ended
	September 30, 2024	June 30, 2024	$ Change	% Change	September 30, 2023(3)	$ Change	% Change
Financial Results
Net revenue (1a)	$81,122	$83,435	($2,313)	(3%)	$63,119	$18,003	29%
Medical cannabis net revenue (1a)	$61,316	$47,201	$14,115	30%	$43,517	$17,799	41%
Consumer cannabis net revenue (1a)	$10,422	$11,533	($1,111)	(10%)	$11,959	($1,537)	(13%)
Plant propagation revenue	$8,634	$23,081	($14,447)	(63%)	$7,154	$1,480	21%
Adjusted gross margin before FV adjustments on total net revenue (1b)	54%	43%	N/A	11%	51%	N/A	3%
Adjusted gross margin before FV adjustments on cannabis net revenue (1b)	57%	53%	N/A	4%	55%	N/A	2%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	68%	69%	N/A	(1%)	63%	N/A	5%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	14%	24%	N/A	(10%)	27%	N/A	(13%)
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	19%	18%	N/A	1%	22%	N/A	(3%)
Adjusted SG&A expense(1d)	$31,722	$31,396	$326	1%	$27,733	$3,989	14%
Adjusted EBITDA (1c)	$10,122	$4,887	$5,235	107%	$3,265	$6,857	210%
Free cash flow (1e)	($26,433)	$6,490	($32,923)	(507%)	($29,479)	$3,046	10%

Balance Sheet
Working capital (1f)	$308,580	$322,563	($13,983)	(4%)	$200,837	$107,743	54%
Cannabis inventory and biological assets (2)	$177,999	$173,197	$4,802	3%	$114,781	$63,218	55%
Total assets	$808,774	$838,689	($29,915)	(4%)	$818,371	($9,597)	(1) %

1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
	a)	Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b)	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
	c)	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
	d)	Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
	e)	Refer to the "Liquidity and Capital Resources" section for a reconciliation to the IFRS equivalent.
	f)	"Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
2)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
3)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Conference Call

Aurora will host a conference call today, Wednesday, November 6, 2024, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Wednesday, November 6, 2024
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

This weblink has also been posted to the Company's "Investor Info" link at https://www.auroramj.com/investors/ under "Events".

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the  Company's Q2 FY2025 results, statements under the heading "Fiscal Q3 2025 Expectations", including  as related to net cannabis revenue growth and adjusted gross margins, revenue and gross profit in the plant propagation segment, and expectations for positive adjusted EBITDA and free cash flow, statements regarding the Company's continued commitment to operational excellence and strategic growth, and statements regarding the Company's conference call to discuss results.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company's AIF, MD&A and annual financial statements, which have been filed on SEDAR+ and with the SEC, are also available on the Company's website www.auroramj.com and shareholders may receive hard copies free of charge upon request by contacting aurora@icrinc.com.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the fiscal period ended September 30, 2024 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Three months ended			Six months ended
	September 30, 2024	June 30, 2024(2)	September 30, 2023(2)	September 30, 2024	September 30, 2023(3)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	26,269	27,117	25,382	53,386	50,822
International medical cannabis net revenue	35,047	20,084	18,135	55,131	34,009
Total medical cannabis net revenue	61,316	47,201	43,517	108,517	84,831

Consumer cannabis net revenue(1)
Consumer cannabis net revenue(1)	10,422	11,533	11,959	22,078	25,102

Wholesale bulk cannabis net revenue(1)	750	1,620	489	2,370	860

Total cannabis net revenue(1)	72,488	60,354	55,965	132,842	110,793
					—
Plant propagation revenue	8,634	23,081	7,154	31,715	27,058

Total net revenue(1)	81,122	83,435	63,119	164,557	137,851

(1)	Net revenue is a Non-GAAP Measure and is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the "Cost of Sales and Gross Margin" section of this MD&A for a reconciliation to IFRS equivalent.
(2)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income (loss), the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended			Six months ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023(6)
Net income (loss) from continuing operations	1,675	4,844	439	6,519	(19,758)
Income tax expense (recovery)	(1,072)	2,857	128	1,785	224
Other income (expense)	(2,995)	(6,824)	(11,392)	(9,819)	(5,712)
Share-based compensation	4,468	3,019	4,568	7,487	6,849
Depreciation and amortization	6,380	6,494	9,151	12,874	17,392
Acquisition costs	991	1,001	563	1,992	789
Inventory and biological assets fair value and impairment adjustments	529	(12,348)	(4,705)	(11,819)	(8,109)
Business transformation related charges (1)	3,394	4,381	6,801	7,775	12,518
Out-of-period adjustments (2)	—	—	478	—	808
Non-recurring items (3)	(3,248)	1,463	(2,766)	(1,785)	883
Adjusted EBITDA (4)	10,122	4,887	3,265	15,009	5,884

(1)	Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators. Some prior period amounts have been adjusted for changes in presentation.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods. Some prior period amounts have been adjusted for changes in presentation.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Six months ended
($ thousands)	September 30, 2024	June 30, 2024	September 30, 2023(2)	September 30, 2024	September 30, 2023
General and administration	22,036	22,524	22,527	44,560	43,876
Sales and marketing	13,721	14,024	12,611	27,745	25,281
Business transformation costs	(4,035)	(4,868)	(6,515)	(8,903)	(10,578)
Out-of-period adjustments	—	—	(478)	—	(808)
Non-recurring costs	—	(284)	(412)	(284)	(1,005)
Adjusted SG&A (1)	31,722	31,396	27,733	63,118	56,766

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Six months ended
($ thousands)	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	5,295	(1,822)	(12,883)	3,473	(25,888)
Changes in non-cash working capital	(29,588)	10,682	(14,781)	(18,906)	(10,967)
Net cash provided by (used in) operating activities from continuing operations	(24,293)	8,860	(27,664)	(15,433)	(36,855)
Less: maintenance capital expenditures(1)	(2,140)	(2,370)	(1,815)	(4,510)	(4,310)
Free cash flow(2)	(26,433)	6,490	(29,479)	(19,943)	(41,165)

(1)	Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	September 30, 2024	Three months ended June 30, 2024	September 30, 2023
Total current assets	417,675	439,366	387,981
Total current liabilities	(109,095)	(116,803)	(152,558)
Working capital(1)	308,580	322,563	235,423

(1)	Working capital for the three months ended September 30, 2023 has been adjusted. Refer to discussion under "Liquidity and Capital Resources" section of the MD&A.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 06-NOV-24